                                                                    Exhibit 12.1

                          Gabelli Asset Management Inc.
                Computation of Ratio of Earnings to Fixed Charges
                       (In millions, except ratio amounts)

                                         For the period         For the year ended December 31,
                                             ended
                                           March 31,
                                         2005     2004     2004     2003     2002      2001      2000
                                        -------  -------  -------  -------  -------  --------  --------
Income before taxes and minority
   interest                             $20,292  $25,521  $99,149  $81,016  $85,795  $101,922  $101,661
                                        =======  =======  =======  =======  =======  ========  ========
Fixed charges:
Interest expense                        $ 3,929  $ 4,046  $15,867  $14,679  $11,833  $  6,174  $  3,714
Other                                        52       53      214      223      196       212       240
                                        -------  -------  -------  -------  -------  --------  --------
Total fixed charges                     $ 3,981  $ 4,099  $16,081  $14,902  $12,029  $  6,386  $  3,954
                                        =======  =======  =======  =======  =======  ========  ========

Ratio of earnings to fixed charges (a)      6.1      7.2      7.2      6.4      8.1      17.0      26.7

(a) These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for theses purposes include interest expense, amortization of debt discounts and premiums, certain capitalized expenses relating to debt and the approximate portion of rental expense representing interest.